

August 26, 2024

John McCutcheon
Chief Executive Officer
EBR Systems, Inc.
480 Oakmead Parkway
Sunnyvale, CA 94085

> **Re: EBR Systems, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed July 30, 2024**
> **File No. 000-56671**

Dear John McCutcheon:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10-12G filed July 30, 2024

Item 1. Business, page 5

1.  Please revise here to clarify and further explain the circumstances behind the statement that you are a "frontrunner in cardiac pacing innovation" and that "EBR offer[s] the only leadless CRT solution to date." We note your disclosure that the main competing products by Medtronic, Boston Scientific, and Abbott are implanted in the right ventricle. Please revise to clarify your disclosure and also provide a cross-reference to the "Overview of Leadless Pacemakers for Cardiac Pacing" section.

2.  We note the statement that the WiSE CRT System is an investigational device and that it is "limited by Federal (US) law to investigational use only." Please explain what it means to be an investigational device.

3.      We note your disclosure on page 5 that states "[t]his technology has demonstrated positive results in our pivotal trial." Please substantiate your statement and clarify that safety and efficacy is solely within the authority of the FDA or other regulatory agencies and provide a cross-reference in this section to the section that describes your studies. Please also clarify your disclosures throughout the registration statement.

4.      You disclose that "WiSE CRT technology is engineered to benefit patients who have not seen success with conventional CRT or face high complication risks." Please clarify how conventional CRT has given some patients no success and substantiate the statement that your product is suited for patients that face high complication risks.

5.      We note your disclosure that "[t]he feasibility of this approach for the leadless delivery of electrical pacing pulses to the inside of the heart was successfully observed in animal studies in 2006 and is the underlying basis of EBR's WiSE CRT technology for the delivery of leadless stimulation to the heart." Please identify the specific animal studies you are referencing, whether you conducted such studies and describe, at an appropriate section, any limitations and risks relying on such studies for your product.

6.      We note your statement that you "are on the cusp of potentially addressing the needs of a patient population that currently has no other option, with WiSE CRT's commercial launch expected in the first quarter of 2025, subject to FDA approval." We further note disclosure on page 15 which notes that your commercial launch plan is subject to the PMA submission and successful regulatory review process. Please revise to disclose the timeline for your PMA submission and describe all the necessary requirements before your commercial launch. Please also provide the basis for your statement implying that FDA approval will be obtained by the first quarter of 2025. Alternatively, please remove this statement.

Opportunity
Heart Failure, page 7

7.      We note your disclosure here that "[t]he initial patient population is for those whom CRT leads have failed previously, or who are at high risk to receive CRT using existing lead-based devices because of potential complications from the use of leads due to the patients' anatomy or disease condition." We also note your disclosure on page 8 that "feasibility of lead placement relies on the specific anatomical features of a patient's heart, potentially limiting physician's options and impacting the lead's optimal positioning." Please revise to substantiate these claims and provide support that lead-based devices have caused complications. Please also provide examples of such conditions that lead to complications and the limitations physicians face.

Leadless Pacemakers, page 8

8.      We note your statement "[t]he adoption of Medtronic's Micra device since its FDA approval in 2016 and Abbott's Aveir approval in 2022 exemplifies the growing shift towards leadless technology in cardiac pacing." Please describe the metrics used and explain how these developments show a growing shift towards leadless technology in cardiac pacing.

WiSE CRT - Overview and Clinical Program, page 10

9.      We note disclosures throughout this section which refer to the performance and safety of your product. Please revise the disclosure in this section to focus on the specific factual details of the studies, including the studies conducted and the quantitative information regarding the range of results observed. As safety and efficacy determinations are solely within the FDA and other regulatory agencies' authority, please refrain from referring to the efficacy and safety of your product since the claims may imply eventual FDA approval.

Intellectual Property, page 28

10.     Please revise your intellectual property disclosure to clearly describe, for each material patent or group of patents or pending patent applications: (i) the specific products, product groups, and technologies to which such patents relate, (ii) whether the patents are owned or licensed, (iii) the type of patent protection, (iv) patent expiration dates, and (v) jurisdiction. In this regard, it may be useful to provide this disclosure in tabular form.

Item 1A. Risk Factors
We have limited data and experience regarding the safety and efficacy of its WiSE-CRT system, page 36

11.     We note the reference in this risk factor to the preliminary clinical data from SOLVE-CRT showing "encouraging" results. Please balance the disclosure by refraining from referring to any results as "encouraging" since such statements may imply safety or efficacy or eventual FDA approval.

The continuing development of our products depends upon it maintaining strong working relationships with physicians, page 40

12.     We note your disclosure stating "[t]he research, development, marketing, and sale of our products and potential new and improved products depend upon us maintaining working relationships with physicians. We rely on these professionals to provide us with considerable knowledge and experience regarding the development, marketing, and sale of our products." Please revise your disclosure to discuss any material agreements in regard to these relationships as appropriate and file any agreement in accordance with Item 601 of Regulation S-K.

The failure of third parties to meet their contractual, regulatory, and other obligations could aversely affect our business, page 42

13.     We note your disclosure stating "[w]e rely on suppliers, vendors, outsourcing partners, consultants, alliance partners and other third parties to research, develop, manufacture, and commercialize our products." Please revise your disclosure to discuss any material agreements in regard to these relationships as appropriate and file any agreement in accordance with Item 601 of Regulation S-K.

The issuance of additional shares of our common stock in connection with financings, acquisitions, investments, our share incentive plans, page 49

14.     We note the disclosure that you have authority to issue a total of 610,000,000 shares, including 10,000,000 shares of preferred stock. Please disclose any voting rights of

the preferred stock and clarify that the board of directors may fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions.

Item 2. Financial Information
Financial Overview, page 74

15.    We note disclosure of your July 25, 2023 Security Purchase Plan that raised a total of approximately $20.6 million. Please also file the agreement as an exhibit to your registration statement, or tell us why you believe you are not required to do so. See Item 601(b)(10) of S-K.

Operating Results
Research and Development, page 79

16.    In order to provide additional transparency regarding your research and development activities, please expand your discussion to include a breakout of research and development expenses incurred during each period presented by nature of expense as described in your research and development expense accounting policy (e.g., R&D salaries, third party contract research organization (CRO) expenses, quality assurance and regulatory approval, contract manufacturing). To the extent necessary, discuss material changes in these underlying expense categories period to period.

Choice of Forum, page 114

17.    You disclose that your Amended and Restated Certificate of Incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for certain types of actions or proceedings under Delaware statutory or common law, including any derivative action or proceeding brought on your behalf. Please include a separate risk factor to describe your exclusive forum provision.

Report of Independent Registered Public Accounting Firm , page F-1

18.    Please have your auditor remove the language in the third paragraph of their opinion which states, "and in accordance with auditing standards generally accepted in the United States of America." Please refer to PCAOB Auditing Standard 3101.

Financial Statements
Note 2 -- Summary of significant accounting policies
Reclassification, page F-9

19.    We have the following comments regarding your reclassification of sales and marketing expenses to research and development expenses for the years ended December 31, 2023 and 2022
   •    Please provide us with a sufficiently detailed discussion of the nature of the costs previously identified as sales and marketing expenses. With reference to the nature of these costs and the guidance is ASC 730-10-20 and ASC 730-10-55-1 and 55-2, explain your basis for classifying these expenses as research and development; and
   •    You indicate that you updated the method of presentation of your operating expenses

and that certain amounts have been reclassified. Please fully explain what you mean by "updated the method of presentation" and provide clear and transparent disclosures regarding the underlying facts and circumstances that lead to the revisions in your expense classifications.. With reference to the guidance in ASC 250-10-20 and the definition of an error in previously issued financial statements, please address the appropriateness of reflecting this change as a reclassification rather than an error correction.

General and Administrative, page F-12

20.     To the extent material, disclose the nature of your patent expenses and quantify the amounts recognized in each period presented.  In this regard, we note on page 76, that general and administrative expenses include costs associated with obtaining and maintaining your patent portfolio.

Research and Development, page F-12

21.     Please tell us the nature of the "all other costs" to develop your products into commercially viable products.  To the extent they are material, expand your policy to describe such costs.

General

22.     Where you discuss data or statistics about certain medical conditions and the medical industry in which you operate, please revise to provide the sources for your disclosures, or characterize the same as management's opinions or beliefs. For example, we note the following disclosures:
  • "[W]ith a current potential initial addressable market of approximately $3.6 billion within the U.S."
  • "Heart failure is a significant public health problem with an estimated current prevalence in 2020 of 6.2 million people in the U.S. and around 64 million people worldwide. It is expected that 8 million people in the United States will suffer heart failure by 2030 with a 5-year survival rate of 52.6% once diagnosed."
  • "Over 960,000 new cases of heart failure are diagnosed in the U.S. each year. ESC guidelines suggest 5-10% of all heart failure patients meet the criteria for CRT, due to the ventricles of the heart contracting at slightly different times (dyssynchronous contractions)."
  • "The United States sees over 200,000 pacemaker implantations annually, reflecting the widespread reliance on these devices for managing bradycardia."
  • "The successful placement of an effective lead in the coronary sinus is not achieved in at least 5% of patients due to the patient's anatomy or disease condition."
  • "Each year 7.5% of patients who initially received effective CRT will have their leads subsequently fail, move position, or develop other chronic problems."
  • "It is estimated that up to 60% of patients who require an upgrade from an existing pacemaker are at greater risk of complications."
  • "[T]he prognosis for HF patients remains poor, with approximately 50% dying within five years."

- "The prevalence of HF in the US was 2.4% in 2012, which is projected to rise to 3.0% in 2030. Further, costs attributed to HF are expected to increase to $53.1 billion in 2030, with the highest increase in costs expected in HF patients 65 years and older."
- "30% to 40% of patients do not respond to the conventional approaches to CRT, and 5% to 10% of patients cannot be treated with a transvenous lead-based CRT system largely due to a persistent rate of left ventricular (LV) lead issues."

23.  Please revise your disclosure to clarify the meaning of any significant scientific or technical terms or acronyms the first time they are used in the prospectus in order to provide context for such terms and better ensure that lay readers will understand the disclosure. For example, please define the following:
  - "CE" marking certification (page 4);
  - Ventricle (page 5);
  - Endocardial (page 5);
  - ESC (page 7);
  - BiV (page 9);
  - EEA (page 22); and
  - EUTM (page 30).

24.  Please file your exhibits in proper text-searchable format, including exhibits 3.1, 4.2, 4.3, 4.4, 10.2 - 10.9 and 10.18. Refer to Item 301 of Regulation S-T.

25.  We note the statement on page 2 that "market data and other statistical information contained in this registration statement are based on independent industry publications, government publications, reports by market research firms and other published independent sources. Some data is also based on our good faith estimates, which are derived from other relevant statistical information, as well as the independent sources listed above." Please revise to disclose the referenced "independent sources listed above" and clarify whether you commissioned any of the third-party data presented in your registration statement.

26.     Please be advised that your registration statement will automatically become effective 60 calendar days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it. Please confirm your understanding.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tayyaba Shafique at 202-551-2110 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc:     John Sellers, Esq.